

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

<u>Via E-mail</u>
Mr. Eric Montandon
Chief Executive Officer and Chief Financial Officer
Infrastructure Developments Corporation
299 South Main Street, 13th floor
Salt Lake City, Utah 84111

      RE: Infrastructure Developments Corporation
               Form 10-K for the Year Ended December 31, 2012
               Filed April 11, 2013
               File No. 0-52936

Dear Mr. Montandon:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Melissa N. Rocha

               Melissa N. Rocha
               Senior Assistant Chief Accountant